SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
--------------------------------------------------------------

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

     For the fiscal year ended December 31, 1999

     OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from Commission file number

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Sterling Savings Bank Employee Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Sterling Financial Corporation
                              111 North Wall Street
                              Spokane, WA  99201

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan as been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR
210.6A-01-.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                       STERLING SAVINGS BANK EMPLOYEE SAVINGS AND INCENTIVE PLAN
                       ---------------------------------------------------------
                       (Name of Plan)


June 27, 2000            /s/ Daniel G. Byrne
--------------         ---------------------------------------------------------
(Date)                 (Signature)
                       DANIEL G. BYRNE
                       Senior Vice President, Chief Financial Officer,
                       Principal Financial Officer, Principal Accounting Officer

Sterling Savings Association
Employee Savings and Investment Plan

INFORMATION TO BE INCLUDED IN THE REPORT:

1.   Not applicable, see Item 4.

2.   Not applicable, see Item 4.

3.   Not applicable, see Item 4.

4. Financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Report of Independent Accountants                                            F-1

Financial Statements:

     Statements of Net Assets Available for Benefits as of December 31, 1999 and
          1998

     Statement  of Changes in Net Assets  Available  for  Benefits  for the Year
          Ended December 31, 1999

     Notes to Financial Statements

Supplemental Schedules:

     Form 5500  Schedule  H, Line 4i - Schedule  of Assets  Held for  Investment
          Purposes at End of Year

     Form 5500 Schedule H, Line 4j - Schedule of Reportable Transactions

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrative Committee of the Sterling Savings Bank
    Employee Savings and Investment Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Sterling Savings Bank Employee Savings and Investment Plan ("the Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed in the index to financial statements are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        /s/ PricewaterhouseCoopers LLP

Spokane, Washington
June 7, 2000

STERLING SAVINGS BANK
EMPLOYEE SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                            1999          1998
ASSETS:
     Investments, at fair value:
        Mutual funds                                     $6,166,685    4,545,667
        Common stock of Sterling Financial Corporation    2,350,899    2,725,236
        Certificate of deposit                              419,817      430,917
        Cash and cash equivalents                           129,846       76,475

     Receivables:
        Employer contribution                                37,030        4,810
        Participants contribution                            55,736         --
                                                         ----------   ----------

              Net assets available for benefits          $9,160,013   $7,783,105
                                                         ==========   ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

STERLING SAVINGS BANK
EMPLOYEE SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1999
------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income:
        Interest                                        $    26,945
        Dividends                                           464,319
        Net depreciation in fair value of investments      (672,875)
     Contributions:
        Participants                                      1,583,297
        Employer                                            430,125
                                                        -----------
              Total additions                             1,831,811

DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:
     Distributions and benefits paid to participants        454,903
                                                        -----------

Net increase in net assets available for benefits         1,376,908

NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of year                                    7,783,105
                                                        -----------

     End of year                                        $ 9,160,013
                                                        ===========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

STERLING SAVINGS BANK
EMPLOYEE SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN:

     THE FOLLOWING DESCRIPTION OF THE STERLING SAVINGS BANK ("STERLING" OR "THE EMPLOYER") EMPLOYEE SAVINGS AND INVESTMENT PLAN ("THE PLAN") PROVIDES ONLY GENERAL INFORMATION. PARTICIPANTS SHOULD REFER TO THE PLAN DOCUMENT FOR A MORE COMPLETE DESCRIPTION OF THE PLAN'S PROVISIONS. SEE ALSO NOTE 6 BELOW.

          GENERAL

          The Plan is a defined contribution plan, which became effective on July 1, 1985. Employees with one year of service may enroll on the first day of any calendar quarter. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

          CONTRIBUTIONS

          Participants may contribute from 1% to 15% of their compensation up to a statutory maximum amount of $10,000 in 1999, tax deferred, through payroll deductions to the Plan. Contributions may be suspended at any time upon written notice by the participant. However, contributions may only be reinstated, and changes in the amount contributed are only allowed on the first day of any calendar quarter.

          Participants contributing to the Plan are entitled to an Employer matching contribution should Sterling elect to make one. Sterling's matching contribution is 35% of the employee's contribution up to 8% of compensation. Additional amounts may be contributed at the option of Sterling as a profit sharing contribution. All Employer contributions, whether matching or profit sharing, are made out of Sterling's current or accmulated net profits and are invested in the Stock Fund. Amounts contributed by both Sterling and the participant shall not exceed 25% of compensation paid to the participants during the fiscal year or the maximum amount allowable as a tax deduction by Sterling.

          In April 1998, Sterling amended the Plan to allow for the acceptance of employee contributions of amounts previously contributed to another qualified plan.

          INVESTMENT OPTIONS

          Participant contributions are invested in separate funds as designated by the individual participants. Participants may elect to reallocate the amounts invested in each fund on the first day of any calendar quarter during the year. The separate investment funds are described below.

               FIXED FUND

               The objective of this fund is to maximize short-term income while minimizing risk. The fund invests in Sterling certificates of deposit, money market funds and cash. The certificates of deposit and cash are federally insured up to $100,000 per participant. The interest rates on the certificates of deposit are set each year on January 1.

STERLING SAVINGS BANK
EMPLOYEE SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED
FOR THE YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN, CONTINUED:

          INVESTMENT OPTIONS, CONTINUED

               BALANCED FUND

               The objective of this fund is to maximize long-term return through a combination of market appreciation and income. The fund invests in the American Balanced Fund, a mutual fund which invests in stocks and bonds.

               ALLOCATION FUND

               The objective of this fund is to maximize long-term return through a combination of market appreciation and income. The fund invests in the Stagecoach Index Allocation Fund, a mutual fund which invests in stocks, bonds and money market investments.

               GROWTH AND INCOME FUND

               The objective of this fund is to maximize long-term return primarily through market appreciation. The fund invests in The Putnam Fund for Growth and Income, a mutual fund which invests primarily in common stocks of domestic corporations.

               GROWTH FUND

               The objective of this fund is to maximize long-term return through market appreciation. The fund invests in the AIM Value Fund, a mutual fund which invests in stocks, convertible securities, bonds and other equity investments.

               AGGRESSIVE GROWTH FUND

               The objective of this fund is to maximize long-term return through market appreciation. The fund invests in the Delaware Group Trend Fund which invests in emerging-growth companies. On July 1, 1999, the investment option was changed from the John Hancock Special Equities Fund to The Delaware Group Trend Fund.

               LARGE CAP GROWTH FUND

               The objective of this fund is to maximize long-term return through market appreciation. The fund invests in the Putnam Investors Fund, a mutual fund which invests primarily in the stock of large companies with favorable earnings forecasts.

               STOCK FUND

               The objective of this fund is to achieve total return primarily from capital appreciation through investment in Sterling Financial Corporation (Sterling's parent company) common stock.

STERLING SAVINGS BANK
EMPLOYEE SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED
FOR THE YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN, CONTINUED:

          PARTICIPANT ACCOUNTS

          Separate accounts are maintained for each participant. Each participant's account is credited with the participant's contribution and an allocation of Sterling's contribution and Plan earnings. Allocations of Sterling's contribution and Plan earnings are based on participant account balances, as defined in the Plan document. The participant's benefit is limited to the benefit that has accumulated in the participant's account.

          VESTING

          A participant is 100% vested in all contributions, both participant and Employer, at all times.

          PAYMENT OF BENEFITS

          Distributions are made upon termination, death, disability or retirement. Participants or their beneficiaries will receive payment of benefits as follows: (a) balances of $5,000 or less will be distributed in a lump sum, or (b) balances greater than $5,000 in various optional forms of distribution.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          BASIS OF ACCOUNTING

          The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

          INVESTMENTS

          The Plan's investments are stated at fair value. Certificates of deposit are valued at cost which approximates fair value. Mutual funds are valued at quoted market prices which represent the value of shares held by the Plan at year end. Sterling Financial Corporation common stock is valued at its quoted market price.

          The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the net unrealized appreciation or depreciation on those investments.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

STERLING SAVINGS BANK
EMPLOYEE SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED
FOR THE YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

          CASH AND CASH EQUIVALENTS

          Cash equivalents are highly liquid instruments, primarily money market funds, with a remaining maturity of three months or less at the date of purchase.

          ADMINISTRATIVE EXPENSES

          Expenses for administration of the Plan are paid by Sterling.

          BENEFIT PAYMENTS

          Benefits are recorded when paid.

          ESTIMATES

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

          RISKS AND UNCERTAINTIES

          The Plan provides for various investment options in combinations of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

STERLING SAVINGS BANK
EMPLOYEE SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED
FOR THE YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

3.   INVESTMENTS:

     The following table presents the fair value of investments, including those that represent 5% or more of the Plan's net assets at December 31, 1999 and 1998.


                                                     1999         1998
Certificate of deposit- Sterling Savings Bank
   1999-6.10% due January 1, 2000; 1998-5.60%
    due July 1, 1999                             $  419,817   $  430,917
Mutual funds:
   American Balanced Fund                           204,815      139,800
   Stagecoach Index Allocation Fund                 913,526      588,560
   The Putnam Fund for Growth and Income          2,075,567    2,077,111
   AIM Value Fund                                 1,938,606    1,170,762
   Delaware Group Trend Fund                        751,209           --
   The Putnam Investors Fund                        282,962           --
   John Hancock Special Equities Fund                    --      569,434
Common stock of Sterling Financial Corporation    2,350,899    2,725,236
Cash and cash equivalents - Merrill Lynch Cash
   Management Account                               129,846       76,475
                                                 ----------   ----------
                                                 $9,067,247   $7,778,295
                                                 ==========   ==========



During the year ended December 31, 1999, the Plan's investments (including realized and unrealized gains (losses) appreciated (depreciated) as follows:

     Mutual funds                                     $   378,396
     Common stock of Sterling Financial Corporation    (1,051,271)
                                                      -----------
                                                      $  (672,875)
                                                      ===========

4.   PLAN TERMINATION:

     Although it has not expressed an intent to do so, Sterling has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA.

5.   TAX STATUS:

     The Internal Revenue Service has determined and informed Sterling by a letter dated October 20, 1995 that the Plan was designed in accordance with applicable sections of the Internal Revenue Code (the "Code"), as amended. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the Code.

STERLING SAVINGS BANK
EMPLOYEE SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED
FOR THE YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

6.   PLAN AMENDMENTS:

     On June 27, 2000, Sterling made amendments to the Plan, including the following, effective July 1, 2000.

- Each employee may become a participant on the first day of the month following one calendar month of employment.

- Participants will be allowed to contribute up to 20% of their compensation up to a statutory maximum.

- The matching contribution will be increased to up to 10% of a participant's compensation.

- Company contributions and earnings thereon will be subject to a vesting schedule of 50% after two years and 100% after three years of service. Employees eligible for the Plan on June 30, 2000 will be 100% vested.

- Expenses for administering the Plan will be paid for by the Plan participants.

- Six of the current eight investment alternatives will be changed to new funds and four additional funds will be added, for a total of twelve investment options.

                            SUPPLEMENTAL INFORMATION

STERLING SAVINGS BANK
EMPLOYEE SAVINGS AND INVESTMENT PLAN
FORM 5500, SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
     AT END OF YEAR
DECEMBER 31, 1999
--------------------------------------------------------------------------------


                                                  DESCRIPTION OF INVESTMENT, INCLUDING
     IDENTITY OF ISSUER, BORROWER,                  MATURITY DATE, RATE OF INTEREST,                    CURRENT
        LESSOR OR SIMILAR PARTY                    COLLATERAL, PAR OR MATURITY VALUE                     VALUE
----------------------------------------     -----------------------------------------------         ---------------
Sterling Savings Bank                           Certificate of deposit, due January 1, 2000,
                                                    interest at 6.10%                                $      419,817

American Balanced Fund                          Mutual fund, 14,204 shares                                  204,815

Stagecoach Index Allocation Fund                Mutual fund, 41,809 class A shares                          913,526

The Putnam Fund for Growth
     and Income                                 Mutual fund, 110,697 shares                               2,075,567

AIM Value Fund                                  Mutual fund, 39,701 shares                                1,938,606

Delaware Group Trend Fund                       Mutual fund, 31,132 shares                                  751,209

The Putnam Investors Fund                       Mutual fund 14,776 Class A shares                           282,962

Sterling Financial Corporation                  Common Stock, 204,426 shares                              2,350,899

Merrill Lynch Cash
     Management Account                         Short-term money market fund                                129,846
                                                                                                     ---------------
                                                                                                     $    9,067,247
                                                                                                     ===============


STERLING SAVINGS BANK
EMPLOYEE SAVINGS AND INVESTMENT PLAN
FORM 5500, SCHEDULE H, LINE 4I - SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1999

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                             (h) CURRENT
                                                                                      (f) EXPENSES             VALUE OF
                     (b) DESCRIPTION OF ASSET                                           INCURRED                ASSET ON  (i) NET
(a) IDENTITY OF     (INCLUDE INTEREST RATE AND  (c) PURCHASE  (d) SELLING  (e) LEASE     WITH      (g) COST  TRANSACTION    GAIN
PARTY INVOLVED       MATURITY IN CASE OF LOAN)     PRICE         PRICE      RENTAL    TRANSACTION  OF ASSET     DATE      OR (LOSS)
------------------  --------------------------  ------------  -----------  ---------  -----------  --------  -----------  ---------
Sterling Financial
  Corporation        Common stock               $   389,410                                                  $  389,410
